UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 30, 2005

Korea Electric Power Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

167,Samseong-Dong, Gangnam-Gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities
Exchange Act of 1934, as amended, including by reference in the Registration
Statement on Form F-3 (Registration No. 33-99550) and the Registration
on Form F-3 (Registration No. 333-9180).

Our Board of Directors passed a resolution for the following two items on March
29, 2005.

1. Closing Our Shareholders’ Registry for Our Extraordinary General Meeting of
Shareholders

We will close our shareholders’ registry from April 15, 2005 through the date the extraordinary general meeting of shareholders to be determined and notified as described below. The shareholders who are registered in our shareholders registry as of April 14, 2005 will be entitled to exercise their voting rights at the extraordinary general meeting of our shareholders. The date of the extraordinary general meeting of our shareholders and the proposed agenda will be determined by, and notified to our shareholders upon, the resolution of our
Board of Directors at another meeting to be held in the near future.

2.  Raising of Funds Offshore

Our Board of Directors passed a resolution to issue debt securities in offshore markets in the amount of 300 million US Dollar equivalent by the end of June
2005 to refinance our existing borrowings that are expected to reach maturity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Electric Power Corporation

Date: 03/30/2005	By:	Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Chief Financial Officer